Predictive Intelligence for Smarter Watering - The Intelligence beneath every decision



GROUNDWORX
Predictive intelligence for smarter water decisions
Wefunder Community Round
Confidential — The document is for discussion purposes only. Not an offer to sell or a solicitation to buy securities.
© 2026 GroundWorx®

getgroundworx.com Mercer Island, WA

B2B SaaS B2C Subscription Agriculture & Agtech

Highlights

Repeat Founder
Started a prior company with $2M+ in funding or revenue

4 500,000+ data points collected daily

5 Patented Technology - US made, best in class with little to no competition

6 High profit model with 65% flowthrough

7 Full API compatible

8 First-to-market in $8.9 billion total addressable market

Featured Investor



Liliana Aleman
Syndicate Lead

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Invested $5,000

As sisters we enjoy the outdoors, spending the summers and winters exploring different landscapes from Nevada to North Carolina.

"Being originally from New Mexico, we have developed a deep appreciation for a balance between natural beauty and responsible resource use. Living in the high desert has shaped our understanding of the critical importance of water conservation and the role in securing a sustainable future in our communities. We are proud to be founding members of this new venture and excited about the opportunity to contribute to something meaningful from the ground up.
Liliana and Julia"

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Diego Borrego President / Chief Technology Officer

President & CTO with 30 years of executive experience architecting lean, high-performing



President & CTO with 30 years of executive experience architecting lean, high-performing organizations and development teams. Drives disciplined execution and innovation, delivering enterprise-grade, globally scalable platform growth.



Sandy Robertson Chief Operating Officer

COO and growth operations executive with 29+ years at Fortune 50 enterprises and high-growth startups. Scaled a first-to-market company from employee #4 to 100+ while architecting scalable systems and data-driven platforms powering high-performance teams.

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Chat with Sandy



Wade Williams CIO

CIO with 20+ years leading high-performance engineering and technology teams. Former CTO at OrderMyGear and Zego. Co-inventor on three U.S. patents. Architects product innovation, enterprise security, and globally scalable infrastructure at GroundWorx.



Kelly Hill Secretary and Financial Advisor

Seasoned executive spanning private equity, entrepreneurship, and C-suite technology leadership. Deep expertise in emerging information and platform businesses, guiding companies from early-stage launch to enterprise strategy and scale.



Hospitality executive with 45 years of experience, including Ritz-Carlton quality leadership (MBNQA winner). U.S. GM of the Year (AH&MA). Led 500+ team members and $50M+ in annual revenue.

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Predictive Intelligence for Smarter Water Decisions


GROUNDWORX
Predictive intelligence for smarter water decisions
Wefunder Community Round
Confidential — The document is for discussion purposes only. Not an offer to sell or a solicitation to buy securities.
© 2026 GroundWorx®

It's a new era of smart irrigation.


THE COMPANY
Company Overview
GroundWorx is a first-of-a-kind, AI-powered ground intelligence Network that optimizes professionally irrigated properties for economic and water-conservation efficiency.
Leadership
Technology Proven and Valued


Founded as an IoT consulting company and led by Brad David, a 32-year wireless veteran. In 2020, Brad and Diego Borrego (President & CTO) joined forces to co-invent the GX-1 Platform® and GroundWorx hardware. The team brings 200+ years of combined expertise in software, AI, wireless networking, and hardware manufacturing.
Leading Brand Customers
Trusted by the San Francisco Giants, Dodgers Stadium, Giants Spring Training, Fairmont Grand Del Mar, Aviara Golf Club, and the Irvine Company.
Technology
AI-driven predictive and prescriptive intelligence powered by the GX-1 Platform® pairs wireless in-ground sensors to automate irrigation decisions.
Five (5) years in R&D and four (4) years deploying field trials (4) to create the industry's most reliable, precise wireless soil sensor system
700M+ In-ground Readings for Predictive Modeling — Defensible Data Moat
700M+ readings aggregated to date (1M every 3 days) — years of training data competitors cannot replicate without 4+ years in the field. The amount of data is staggering and has had machine learning applied to it creating an amazing data base for predictive learning.
150+ Trial Customers
active deployments across 11 countries
$1.8M Trial Funding
collected across paid field trials to date (pre-revenue)
$2.8M Raised
total capital invested to date – from Friends, Family & Angels
© 2026 GroundWorx®

GroundWorx is an **AI-powered ground intelligence network** designed for golf courses, sports fields, resorts, commercial landscapes, and other professionally


THE PROBLEM
When Water Fails, Everything Stops
Four converging pressures are turning water scarcity into a direct business risk for every professionally irrigated property.
Major Sporting Events Cancelled
The PGA Tour scrapped its $20M Sentry tournament for 2026 after drought compromised the course — a ~$50M local economic hit. Approximately 10+ major events have been cancelled due to water issues
Skyrocketing Water Costs
Municipal water rates have risen 40%+ over the past decade in key markets. Golf, sports, and commercial properties face $100K–$500K+ annual water bills — with no precision controls to reduce waste.
Diminishing Water Resources
Lake Mead has fallen below 1,050 ft to ~35% of capacity amid the worst Western drought in 1,200 years.
Tightening Regulation
Courts and regulators increasingly cap irrigation use and fine waste, hitting residential and commercial properties hardest.
© 2026 GroundWorx®

The Problem

Water scarcity is no longer only an environmental concern—it is an operating, financial, and reputational risk.

Rising water costs, tighter restrictions, and **declining supply** put professionally maintained landscapes under increasing pressure.

For venues, resorts, and golf courses, poor water decisions can damage turf, disrupt events, increase labor, and threaten revenue.


Water Is Still Managed Blindly
Root-zone sensors exist — but they're sparse, unreliable, and blind to prediction. The real edge is continuous iQ SmartWell data plus AI that optimizes every watering
No Prediction or Smart Automation
No machine-learning intelligence exists to forecast soil conditions and automate watering decisions — operators are flying blind on every irrigation cycle.
Reactive, Not Predictive
Operators respond after turf stress and cost appear, instead of preventing the damage.
Sparse, Infrequent Readings
Legacy point-sensors log only ~5–10 readings a day — the root zone goes dark in between, leaving operators without the data to act.
Unreliable Network Coverage
Single-point devices run at ~70% uptime or less, so decisions ride on broken, partial data.
© 2026 GroundWorx®

Most irrigation decisions are still based on schedules, **visual inspection**, or a small number of disconnected readings.

Traditional sensors generally report what already happened; **they do not predict** what the root zone will need next.

GroundWorx closes that gap with continuous field data and **AI-driven recommendations** before stress and waste occur.

GroundWorx **turns irrigation from reactive guesswork into proactive, data-driven**

GroundWorx turns irrigation from reactive guesswork into proactive, data-driven **management.** Our AI-enabled platform collects hundreds of thousands of environmental data points every day.

This gives course managers real-time insight into moisture, temperature, soil health, and other environmental changes

modern landscapes demand.



GROUNDWORX
THE WORLD'S FIRST
PREDICTIVE UNDERGROUND
INTELLIGENCE NETWORK
GroundWorx delivers autonomous in-situ sensors that collect, analyze and predict environmental conditions—turning real-world data into AI-powered intelligence for a smarter planet.
700+ MILLION
READINGS COLLECTED TO DATE
1 MILLION+
NEW READINGS EVERY 3 DAYS
LTE CAT 1
100% WIRELESS, AUTONOMOUS, GLOBAL COVERAGE
7 YEAR
BATTERY LIFE BUILT FOR ANY ENVIRONMENT
IP67
RUGGED. RELIABLE. BUILT TO LAST.
AUTONOMOUS & INTELLIGENT
Purpose-built for the harshest environments.
Always on. Always connected.
GAIN
AI Predictive Intelligence
THE GROUNDWORX AI PLATFORM
Collect. Connect. Compute. Predict.
REAL-TIME DATA STREAMING
AI & MACHINE LEARNING
PREDICTIVE ANALYTICS
SECURE CLOUD INFRASTRUCTURE
OPEN API & INTEGRATIONS
INTELLIGENCE TO ACTION
AI-powered insights that drive smarter decisions and better outcomes.
GOLF
SPORTS FIELDS
AGRICULTURE
TREES & LANDSCAPES
COMMERCIAL PROPERTIES
SMART CITIES & RESORTS
WATER MANAGEMENT
FIRE & ENVIRONMENTAL SAFETY
GLOBAL DEPLOYMENTS
Deployed across 3 continents and growing.
WHY GROUNDWORX?
PREDICT
Anticipate issues before they impact operations.
OPTIMIZE
Reduce water, energy and maintenance costs.
PROTECT
Enhance safety, health and environmental stewardship.
PERFORM
Drive performance with real-time, AI-powered intelligence.
AUTONOMOUS SENSORS | AI-POWERED PLATFORM
BUILT DIFFERENT. BUILT FOR THE FUTURE.
GroundWorx is redefining how the world understands what's beneath the surface—empowering a more sustainable, efficient and intelligent future.
AI FOR THE EARTH.
INTELLIGENCE FOR EVERY DECISION.
PREDICTIVE INTELLIGENCE | GLOBAL IMPACT
© 2026 GroundWorx®

GroundWorx turns conditions beneath the surface into an always-on stream of actionable intelligence.

Its wireless, ruggedized sensors collect root-zone data; the GAIN platform connects, analyzes, and predicts; operators receive insights they can act on.

The same core architecture can support multiple applications, while the current



Engineered for comprehensive subsurface and surface intelligence.
20 Ground Monitoring Wells
Hydrology and groundwater tracking
10 GX-1A Sensor Stations
Environmental and infrastructure intelligence
Soil Array Sensors (2-8")
Root-zone moisture and temperature monitoring
AI Rain Gauges (Multiple)
Hyper-local precipitation validation
Weather API Feeds
Regional weather forecasts and atmospheric intelligence
All sensors transmit in real time via the GroundWorx network.
20 WELLS
10 GX-1A SENSOR STATIONS
SOIL ARRAY (2-8")
AI RAIN GAUGES (MULTIPLE)
CONTINUOUS INTELLIGENCE LAYER
Underground Intelligence
Real-Time Environmental Data
Continuous Collection
Course-Wide Visibility
Collect
Environmental data from wells, soil arrays, rain gauges, and weather API feeds.
Aggregate
Validate and secure data through the GroundWorx network.
Anonymize
Transform to AAEI (Anonymous Aggregated Environmental Intelligence).
Analyze
AI models detect patterns and predict outcomes.
Act
Actionable recommendations optimized for your course.
Your Data. Your Ownership.
Shared Intelligence. Better Outcomes.
Private by Design.
Secure by Infrastructure.
Powered by Intelligence.
© 2026 GroundWorx®

A standard deployment combines monitoring wells, soil-array sensors, rain gauges, and regional weather feeds to create course-wide visibility.

Data is **collected continuously, validated, secured, anonymized** for network learning, and analyzed for site-specific recommendations.

Customers retain ownership of their data while benefiting from intelligence improved by the broader GroundWorx network.

The objective is simple: move from isolated measurements to a repeatable path from sensing to action.

Introducing GAIN

GroundWorx Autonomous



Locator
Zones
Facility View
Weather Station
Reports
Alerts
Tasks
GAIN
GAIN Agentic AI
Weather Forecasts
Sensor Readings
Real-time Alerts
Alerts Summary
Accurate Maps
Real-time Charts


Users
Settings
Catalogs
Support
Robust Reporting
Historical Data
Predictive Algorithms
APIs for Developers
© 2026 GroundWorx®

GAIN brings sensor readings, weather, alerts, maps, charts, reports, and historical trends into one operating view.

Instead of interpreting separate devices and spreadsheets, teams can **see emerging conditions and priority actions in context.**

The platform is intended to make advanced environmental intelligence practical for the people managing a property every day.


AGENTIC INTELLIGENCE
The Power of Data - Driving Conservation
iQ
Measure up and down the soil profile with precision sampling, developing true AI Data.

Accurate prediction starts with dense, reliable measurements—not occasional spot checks.

GroundWorx combines readings from multiple soil depths with on-site and regional weather data to build a fuller environmental picture.

Each new reading expands the historical record and can improve the model's ability to anticipate site conditions.

This data flywheel is central to GroundWorx's long-term technical advantage.

Trusted Partners & Key Results


PROVEN RESULTS in REAL LIFE
Customer Trial, Case Studies
Aviara Golf Club
Carlsbad, CA
Resort
Water Consumption
Before 100%
After -27%
23M
Gallons Saved
$120k
Annual Savings
Fairmont Grand
Del Mar, CA
Hospitality
Turf Quality
Traditional 70%
With GX-1A Sensors +35%
29%
Water Savings
Zero
Turf Loss
Dodgers Stadium
Los Angeles, CA
Sports
Resource Efficiency
Previous Manual
With GroundWorx Automated
18%
Water Cut
200+
Labor Hrs Saved

quality, zero turf loss, and a nine-month payback.

At Dodger Stadium, the company reports an 18% water reduction, **more than 200 labor hours saved,** and a six-month return on investment.

These trials show that better subsurface intelligence can create measurable economic value alongside water conservation.


TRACTION
Trusted by Strategic Partners
TRUSTED BY: Premium Trial Customers & Resorts


IRVINE CO.
Irvine Company
AVIARA GOLF CLUB
Aviara Golf Club
Dodgers Stadium
Lucky Charm Farms
Lucky Charm Farms Farms
Fairmont GRAND DEL MAR
Fairmont Grand Del Mar Mar
San Francisco Giants
STRATEGIC PARTNERS: Distributors & Enterprise
Cal State Fullerton
EWING OUTDOOR SUPPLY
Ewing Outdoor Supply Supply
LIVING TURF SCIENTIFIC TURF MANAGEMENT
Living Turf (AU/NZ)
ETHOS CLUB & LEISURE
Ethos Club & Leisure
Wolf Creek
WOLF CREEK GOLF CLUB
Wolf Creek
CalPoly Pomona
Cal Poly Pomona
© 2026 GroundWorx®

GroundWorx has been tested in demanding environments spanning professional sports, hospitality, golf, education, and commercial properties.


MISSION CRITICAL
Trusted in High-Stakes Environments
150+
Ongoing Paid Field Trials
Deployed across sectors ($1.8M from paid field trials across 4 years of real-world deployments)
11
Countries
Global deployments with key partner in New Zealand and Australia – Living Turf
Pro Sports
Resorts & Enterprise
High-stakes environments like the LA Dodgers and San Jose Earthquakes
4 Years
Of Field Testing
Industry-leading hardware with Machine Learning and AI Software
Trusted by:
Luxury Resorts
Enterprise Sites
Trees
Public Safety
PROVIDING MISSION CRITICAL DATA WHERE IT MATTERS MOST
© 2026 GroundWorx®

GroundWorx reports 150+ paid field trials and $1.8M in trial funding over four years of real-world deployment.

Deployments across 11 countries have tested the system in different climates, operating conditions, and property types.

Professional sports venues and premium resorts provide especially demanding validation: turf quality, uptime, and timing all matter.

The company enters commercialization with field experience and customer evidence—not only a laboratory prototype.


ADDRESSABLE MARKETS
Markets — Professionally Irrigated Properties
Golf & Sports Turf
Golf: ~9,180 US courses (60% of ~15,300) at $7,500/yr. Sports: pro stadiums, NCAA, high schools & parks with professionally managed natural grass at $5,000/yr.
Commercial
HOAs, corporate campuses, hospitality grounds, resorts, and municipally managed landscapes — large irrigated properties with professional grounds staff.
Residential & HOA
Residential & commercial landscapes: HOAs, corporate campuses, parks, and hospitality grounds.
Agriculture
Precision agriculture — high-value irrigated crops, orchards, and vineyards.
US TAM
$343M
Golf $69M · Sports & turf $274M
Global TAM
$573M
US TAM
$0.6B
Global TAM
$2.3B
US TAM
$0.8B
Global TAM
$2.4B
US TAM
$0.9B
Global TAM
$3.6B
≈ $2.64B US · ≈ $8.87B global serviceable across all professionally irrigated properties · Golf & Sports based on bottoms-up unit economics ·
© 2026 GroundWorx®

GroundWorx is pursuing a broad category of professionally irrigated properties, beginning with sectors where **water, turf quality, and labor** have clear economic consequences.

Golf and sports turf provide a focused, bottoms-up opportunity; commercial properties, residential communities, and high-value agriculture expand the platform's reach.

Management estimates an approximately $2.64B U.S. and $8.87B global serviceable opportunity across the markets shown.

A shared platform can serve multiple verticals without rebuilding the core sensing,


on the United States
International proof points support, but do not drive, the base case
TAIWAN
VIET NAM
SINGAPORE
BRAZIL
AUSTRALIA
NEW ZEALAND
Current investment & operating focus: United States only
Current Deployment / Validation Markets
United States Commercial Focus
Future Expansion Opportunity
Global expansion not required in base-case forecast
FUTURE UPSIDE
~$2.7B U.S. TAM
~$9.0B global TAM
Global expansion provides upside beyond the current pro forma
PROVEN GLOBALLY. FOCUSED IN THE UNITED STATES. UNDERWRITING ONLY A FRACTION OF TAM.
Market opportunity figures and geographic scope statements are based on management estimates and current operating assumptions.
© 2026 GroundWorx®

International deployments help demonstrate that the need for better ground intelligence extends across geographies.

GroundWorx's **current operating plan and financial model focus on the United States,** where the company can concentrate capital and execution.

Management's base case therefore does not depend on international expansion; markets outside the U.S. represent potential future upside.

This approach pairs global proof points with a deliberately focused commercialization plan.

GroundWorx - Market Leader


Baseline (Wired, No EC)
Wired soil-moisture irrigation control
(Requires network setup & configuration)
n/a
Senseterra (Hourly, LoRaWAN, API)
Wireless soil moisture sensors · monitoring
(Hourly)
Partial
(Requires network setup & configuration)
Partial
(via integrations/API)
Tomi Tool from PURE Insight, and the Turf Rad infrared sensors are not on this matrix because they only read at the canopy.
✓ = Full Capability
Partial = Partial Capability
— = Not Available / Does Not Offer
n/a = Not Applicable
The Intelligence beneath every decision!
© 2026 GroundWorx®

Many products measure soil conditions. GroundWorx turns continuous, property-wide data into predictive and prescriptive intelligence.

Its differentiation rests on the combination of **in-ground hardware, autonomous connectivity**, accumulated field data, AI models, and workflow integration.

Handheld spot-check tools and canopy-level readings can complement operations, but they do not provide the same continuous root-zone view.

The company's goal is to become the intelligence layer beneath every water-management decision—not another isolated sensor.


THE TEAM
Built by the team that pioneered root-zone intelligence
200+ years of combined expertise in enterprise software, AI, wireless, manufacturing, and IoT
Brad David
Founder, Chairman & CEO
32-year wireless veteran. 4 companies founded. Co-invented GX-1 Platform — hardware and AI software. Industry-first IoT products in soil, fuel, and pest control.
Diego Borrego
President & CTO
30+ years in wireless, MIT MS Engineering. Founded Networkfleet. Former GM & Delphi executive. 50+ US Patents. Co-founder & Software/Hardware Architect.
Sandy Robertson
COO
23+ years Fortune 50 executive leadership. Scaled technology startup to $100M+ in verified savings within four years. Expert in operational strategy and growth.

software, IoT, automotive electronics, manufacturing, and logistics.

Founder and CEO Brad David and President and CTO Diego Borrego co-invented the GX-1 Platform and bring decades of wireless and connected-device experience.

The broader leadership team adds commercialization, operations, firmware, supply-

chain, and scaling expertise.

That mix matters because success requires the company to manufacture reliable hardware, operate a data platform, and build repeatable distribution at the same time.


BOARD OF ADVISORS
Guided by industry leaders and domain experts.
Strategic advisory spanning water management, enterprise sales, irrigation technology, and capital markets
Walt Norley
Strategic Advisor
Walt is a proven entrepreneur who has pioneered successful technology companies, including OnLink and UgMO Technologies. UgMO Technologies was a leader in wireless soil monitoring and soil sensor systems, enabling clients to save water, energy, and money by using data to improve management intelligence in agriculture, commercial/residential properties, golf courses, and sports fields.
Luis Saldana
Head of Software Development
Luis has 25+ years of experience in the software industry. He has been a business and technology leader for international service suppliers. His interests are focused on the IoT, automation, digital transformations, and connected-devices ecosystems.
Shawn Emerson
Head of Agronomy
Shawn Emerson has been in the golf industry most of his life having served in many capacities and managed some very marquee golf courses. Shawn serves as the GroundWorx Chief Agronomist. Shawn's leadership and persistence has served him well in his pursuit to bring meaningful data to golf course Superintendents.
Kelly Hill
Strategic Advisor / Board Member
A veteran business leader and entrepreneur having founded multiple companies. Kelly serves on the GroundWorx Board of Directors and is the GroundWorx Inc. Corporate Secretary. Under Kelly's leadership, GroundWorx moves into a new growth phase.
Vince Petrella
Strategic Advisor / Board Member
Vince served as both President and CFO at Morey Corp, the manufacturer for the GroundWorx hardware. Vince serves as Board Member and Strategic Advisor with matters of finance and corporate oversight. Vince plays a large role in maintaining our great relationship with Morey Corp.
Marc Woodward
Agronomic Consultant
Marc Woodward is a celebrated golf course Superintendent having overseen the 2008 US Open at Torrey Pines. Marc has been in the golf industry most of his life having served in many capacities and managed some very marquee golf courses.
© 2026 GroundWorx®

The advisory group extends the team's reach into the industries and channels GroundWorx plans to serve.

GroundWorx - Full Market Launch


THE RAISE
USE OF Funds
Allocation — From Capital to Category Leadership
© 2026 GroundWorx®

Allocation	Share	Purpose
Sales & Distribution	40%	Direct sales team development and establishing channel partnerships across the Big 5 verticals — Nicklaus Design, Deere & Co, Ewing Outdoor Supply, Living Turf, and GreenSight.. Partnerships with leading golf course and irrigation designers
Platform & AI Development	25%	Advance GAIN AI Network capabilities, expand irrigation API integrations, and accelerate iQ Capsule & iQ Smart Towers R&D to production. Begin R & D on the GroundWorx iQ FireStation.
Manufacturing & Inventory	20%	Scale GX-1 sensor production and build inventory to support simultaneous commercial launch across verticals.
Operations & Working Capital	15%	Operational infrastructure, customer success, and working capital to bridge to revenue and self-sustaining growth.
Total	100%	Funds the commercial launch and the path to profitability.

40% is planned for sales and distribution, including direct sales capacity and channel development across the company's priority markets.

25% is planned for platform and AI development, including GAIN capabilities, irrigation integrations, and product R&D.

20% is planned for manufacturing and inventory so GroundWorx can support a coordinated commercial launch.

The remaining 15% is planned for operations, customer success, working capital, and


Building the category-defining Network for smart water management.
RECAP — THE INVESTMENT THESIS
$8.9B Global
Addressable market
No clear platform winner yet
Mandatory
Regulatory tailwind
Compliance is driving adoption
4 Years
Paid field trials
Real-world, validated results
Leadership
Team experience
Successful entrepreneurs in– software, manufacturing, and wireless


Brad David · Founder & CEO
[redacted]
Confidential — The document is for discussion purposes only. Not an offer to sell or a solicitation to buy securities.
getgroundworx.com
© 2026 GroundWorx®

GroundWorx is addressing a large market shaped by water scarcity, rising operating costs, and increasing pressure for measurable conservation.

The company reports four years of paid field validation, 150+ trial customers, 700M+ readings, and a leadership team built across software, wireless, and manufacturing.

Its central bet is that the category winner will not be a single sensor, but a **predictive intelligence network** that improves every water decision.

Investors who share that conviction can review the offering details, risks, and disclosures on the GroundWorx Wefunder page.